Exhibit 99.1

SPORTRADAR REPORTS THIRD QUARTER 2023 RESULTS

Delivered 12% revenue, 38% Adjusted EBITDA growth for the third quarter

Annual outlook updated with growth of 19% to 21% for revenue and 29% to 33% for Adjusted EBITDA

Initiated a reduction in global workforce as part of ongoing strategic growth initiatives

Well positioned for revenue growth and margin expansion

ST. GALLEN, Switzerland, November 1, 2023 – Sportradar Group AG (NASDAQ: SRAD) (“Sportradar” or the “Company”), a leading global sports technology company focused on creating immersive experiences for sports fans and bettors, today announced financial results for its third quarter ended September 30, 2023.

Carsten Koerl, Chief Executive Officer of Sportradar said: “As the leader in our industry, we aim to consistently deliver value to our clients, partners and shareholders. For 2023 we remain on track to deliver a strong growth year and are well positioned to maintain that momentum into 2024. This week we announced a reduction in our global workforce as part of a broader set of strategic initiatives that will enable us to further strengthen our client-centric organization and focus on the market opportunities ahead of us.”

Third Quarter 2023 Financial Highlights

•	Revenue in the third quarter of 2023 increased 12% to €201.0 million compared with the third quarter of 2022 with growth across all segments.

•	Total Profit from continuing operations for the third quarter of 2023 was €4.6 million compared with €12.8 million for the same quarter last year. The Company’s Adjusted EBITDA[1] for the same period increased 38% to €50.5 million compared with the third quarter of 2022, primarily due to strong revenue growth and higher operating leverage.

•	Total Profit from continuing operations, as a percentage of revenue, for the third quarter of 2023 was 2% compared with 7% for the same quarter last year. Adjusted EBITDA margin[1] was 25% in the third quarter of 2023, an increase of 471 bps, compared with 20% in the prior year period.

•	The Company’s customer Net Retention Rate[1] (NRR) was 116% in the third quarter of 2023, demonstrating the Company’s strength in cross selling and upselling to its clients.

•	As of September 30, 2023, Sportradar had total liquidity of €509.7 million including cash and cash equivalents of €289.7 million and an undrawn credit facility of €220.0 million.

Key Financial Metrics
	Q3	Q3	Change
In millions, in Euros €	2023	2022	%
Revenue	201.0	178.8	12%
Profit for the period from continuing operations	4.6	12.8	(64%)
Profit for the period from continuing operations as a percentage of revenue	2%	7%	-483	bps
Adjusted EBITDA[1]	50.5	36.5	38%
Adjusted EBITDA margin[1]	25%	20%	+471	bps
Net Retention Rate[1]	116%	118%	(2%)

1 Non-IFRS financial measure or operating metric; see “Non-IFRS Financial Measures and Operating Metrics” and accompanying tables for further explanations and reconciliations of non-IFRS measures to IFRS measures.

Reduction in Global Workforce

This week, the Company announced a reduction in its global workforce as part of a broader set of strategic initiatives. This is expected to streamline its operating structure, improve product ROI and portfolio optimization. When completed, this should result in an approximate 10% reduction in 2023 labor cost run rates and contribute positively to future operating leverage.

Recent Company Highlights

•	Sportradar and BetMGM extended their partnership for official NBA data. For the first time, Sportradar will provide BetMGM products and services that leverage NBA optical tracking data as a result of its exclusive partnership with the NBA. This will enable BetMGM to grow its prop markets, same-game parlays, as well as in-play betting markets.
•	Sportradar has been selected by the Taiwan Sports Lottery Company, Ltd. to power its Sports Lottery with a customized omnichannel sportsbook and player management solution. As part of a consortium, Sportradar will operate the Sports Lottery through 2033 using the company’s ORAKO end-to-end sportsbook and player account management system.
•	NASCAR and Sportradar announced a four-year extension of their long-term media rights partnership, which now includes official betting data. This agreement will include live timing and scoring data and expanded betting content.
•	Sportradar has been chosen by the Tennis Channel to power the launch of the network’s direct-to-consumer (DTC) streaming platform, which, for the first time, will include access to Tennis Channel’s marquee, 24/7 linear-channel alongside thousands of hours of live and on-demand matches and original programming.
•	Sportradar received several industry recognitions, including Best Live Streaming Supplier at EGR B2B Awards 2023, Marketing & Services Provider of the Year at SBC Awards 2023 and Sports Betting Provider of the Year at Sigma Asia Awards 2023. Additionally, Sportradar was included on Business Insider’s “Leaders in AI 100” list.

Segment Information

RoW Betting

•	Segment revenue in the third quarter of 2023 increased by 11% to €112.2 million compared with the third quarter of 2022. This growth was driven primarily by increased sales of the Company’s Live Odds and Live Data products, which grew 18% year over year.
•	Segment Adjusted EBITDA[1] in the third quarter of 2023 increased by 16% to €56.1 million compared with the third quarter of 2022. Segment Adjusted EBITDA margin[1] improved to 50% from 48%, compared with the third quarter of 2022.

RoW Audiovisual (AV)

•	Segment revenue in the third quarter of 2023 increased by 15% to €38.0 million compared with the third quarter of 2022. Revenue growth was driven by the new CONMEBOL deal and growth in sales to new and existing customers.
•	Segment Adjusted EBITDA[1] in the third quarter of 2023 increased by 5% to €13.3 million compared with the third quarter of 2022. Segment Adjusted EBITDA margin[1] decreased to 35% from 38% compared with the third quarter of 2022.

United States

•	Segment revenue in the third quarter of 2023 increased by 11% to €35.1 million compared with the third quarter of 2022. Results were primarily driven by growth of 19% collectively in betting and gaming, and audiovisual products.
•	Segment Adjusted EBITDA[1] in the third quarter of 2023 was €8.2 million compared with €3.4 million in the third quarter of 2022, indicating the strong improvement in operational leverage in the U.S. business model despite continuous investments. Segment Adjusted EBITDA margin[1] improved to 23% from 11%, compared with the third quarter of 2022.

The tables below show the information related to each reportable segment for the three and nine month periods ended September 30, 2023, and 2022.

	Three Months Ended September 30, 2023
in €'000	RoW Betting	RoW Betting AV	United States	Total reportable segments	All other segments	Total
Segment revenue	112,167	38,031	35,077	185,275	15,762	201,037
Segment Adjusted EBITDA	56,096	13,296	8,160	77,552	(2,578)	74,974
Unallocated corporate expenses[2]						(24,488)
Adjusted EBITDA[1]						50,486
Adjusted EBITDA margin[1]	50%	35%	23%	42%	(16%)	25%

	Three Months Ended September 30, 2022
in €'000	RoW Betting	RoW Betting AV	United States	Total reportable segments	All other segments	Total
Segment revenue	100,919	33,090	31,556	165,565	13,270	178,835
Segment Adjusted EBITDA	48,215	12,624	3,446	64,285	(3,854)	60,431
Unallocated corporate expenses[2]						(23,947)
Adjusted EBITDA[1]						36,484
Adjusted EBITDA margin[1]	48%	38%	11%	39%	(29%)	20%

	Nine Months Ended September 30, 2023
in €'000	RoW Betting	RoW Betting AV	United States	Total reportable segments	All other segments	Total
Segment revenue	334,816	132,154	112,773	579,743	45,292	625,035
Segment Adjusted EBITDA	154,525	41,055	20,425	216,005	(8,285)	207,720
Unallocated corporate expenses[2]						(80,461)
Adjusted EBITDA[1]						127,259
Adjusted EBITDA margin[1]	46%	31%	18%	37%	(18%)	20%

2 Unallocated corporate expenses primarily consist of salaries and wages for management, legal, human resources, finance, office, technology and other costs not allocated to the segments.

	Nine Months Ended September 30, 2022
in €'000	RoW Betting	RoW Betting AV	United States	Total reportable segments	All other segments	Total
Segment revenue	283,169	118,754	86,289	488,212	35,688	523,900
Segment Adjusted EBITDA	136,157	34,611	(8,474)	162,294	(12,467)	149,827
Unallocated corporate expenses[2]						(59,089)
Adjusted EBITDA[1]						90,738
Adjusted EBITDA margin[1]	48%	29%	(10%)	33%	(35%)	17%

2023 Annual Financial Outlook

Sportradar is providing an updated annual outlook for revenue and Adjusted EBITDA1 for fiscal 2023 as follows:

•	Revenue in the range of €870 million to €880 million, representing year-on-year growth between 19% and 21%.

•	Adjusted EBITDA[1] in the range of €162 million to €167 million, representing year-on-year growth between 29% and 33%.

•	Adjusted EBITDA margin[1] in the range of 18.4% to 19.2%.

Conference Call and Webcast Information

Sportradar will host a conference call to discuss the third quarter 2023 results today, November 1, 2023, at 8:00 a.m. Eastern Time. Those wishing to participate via webcast should access the earnings call through Sportradar’s Investor Relations website. An archived webcast with the accompanying slides will be available at the Company’s Investor Relations website for one year after the conclusion of the live event.

About Sportradar

Sportradar Group AG (NASDAQ: SRAD), founded in 2001, is a leading global sports technology company creating immersive experiences for sports fans and bettors. Positioned at the intersection of the sports, media and betting industries, the company provides sports federations, news media, consumer platforms and sports betting operators with a best-in-class range of solutions to help grow their business. As the trusted partner of organizations like the NBA, NHL, MLB, NASCAR, UEFA, FIFA, and Bundesliga, Sportradar covers close to a million events annually across all major sports. With deep industry relationships and expertise, Sportradar is not just redefining the sports fan experience, it also safeguards sports through its Integrity Services division and advocacy for an integrity-driven environment for all involved.

For more information about Sportradar, please visit www.sportradar.com

CONTACT:

Investor Relations:
Christin Armacost, CFA, Manager Investor Relations
investor.relations@sportradar.com

Media:
Sandra Lee, EVP of Global Communications
comms@sportradar.com

Non-IFRS Financial Measures and Operating Metrics

We have provided in this press release financial information that has not been prepared in accordance with IFRS, including Adjusted EBITDA and Adjusted EBITDA margin, as well as operating metrics, including Net Retention Rate. We use these non-IFRS financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to IFRS measures, in evaluating our ongoing operational performance. We believe that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present similar non-IFRS financial measures to investors.

Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Investors are encouraged to review the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures provided in the financial statement tables included below in this press release.

•	“Adjusted EBITDA” represents profit for the period from continuing operations adjusted for share based compensation, depreciation and amortization (excluding amortization of sports rights), impairment loss on other financial assets, remeasurement of previously held equity-accounted investee, non-routine litigation costs, professional fees for SOX and ERP implementations, one-time charitable donation for Ukrainian relief activities, share of loss of equity-accounted investee (SportTech AG), loss on disposal of equity-accounted investee (SportTech AG), impairment loss on goodwill and intangible assets, impairment loss on assets held for sale, foreign currency (gains) losses, finance income and finance costs, and income tax expense and certain other non-recurring items, as described in the reconciliation below.

License fees relating to sports rights are a key component of how we generate revenue and one of our main operating expenses. Such license fees are presented either under purchased services and licenses or under depreciation and amortization, depending on the accounting treatment of each relevant license. Only licenses that meet the recognition criteria of IAS 38 are capitalized. The primary distinction for whether a license is capitalized or not capitalized is the contracted length of the applicable license. Therefore, the type of license we enter into can have a significant impact on our results of operations depending on whether we are able to capitalize the relevant license. Our presentation of Adjusted EBITDA removes this difference in classification by decreasing our EBITDA by our amortization of sports rights. As such, our presentation of Adjusted EBITDA reflects the full costs of our sports right's licenses. Management believes that, by deducting the full amount of amortization of sports rights in its calculation of Adjusted EBITDA, the result is a financial metric that is both more meaningful and comparable for management and our investors while also being more indicative of our ongoing operating performance.

We present Adjusted EBITDA because management believes that some items excluded are non-recurring in nature and this information is relevant in evaluating the results of the respective segments relative to other entities that operate in the same industry. Management believes Adjusted EBITDA is useful to investors for evaluating Sportradar’s operating performance against competitors, which commonly disclose similar performance measures. However, Sportradar’s calculation of Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure.

Items excluded from Adjusted EBITDA include significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for, profit for the period, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. We compensate for these limitations by relying primarily on our IFRS results and using Adjusted EBITDA only as a supplemental measure.

•	“Adjusted EBITDA margin” is the ratio of Adjusted EBITDA to revenue.

In addition, we define the following operating metric as follows:

•	“Net Retention Rate” is calculated for a given period by starting with the reported Trailing Twelve Month revenue, which includes both subscription-based and revenue sharing revenue, from our top 200 customers as of twelve months prior to such period end, or prior period revenue. We then calculate the reported trailing twelve-month revenue from the same customer cohort as of the current period end, or current period revenue. Current period revenue includes any upsells and is net of contraction and attrition over the trailing twelve months but excludes revenue from new customers in the current period. We then divide the total current period revenue by the total prior period revenue to arrive at our Net Retention Rate.

The Company is unable to provide a reconciliation of Adjusted EBITDA to profit (loss) for the period, its most directly comparable IFRS financial measure, on a forward- looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include but are not limited to foreign exchange gains and losses. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

Safe Harbor for Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events, including, without limitation, statements regarding future financial or operating performance, planned activities and objectives, anticipated growth resulting therefrom, market opportunities, strategies and other expectations, and expected performance for the full year 2023. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “projects”, “continue,” “contemplate,” “confident,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: economy downturns and political and market conditions beyond our control, including the impact of the Russia/Ukraine and other military conflicts and foreign exchange rate fluctuations; the global COVID-19 pandemic and its adverse effects on our business; dependence on our strategic relationships with our sports league partners; effect of social responsibility concerns and public opinion on responsible gaming requirements on our reputation; potential adverse changes in public and consumer tastes and preferences and industry trends; potential changes in competitive landscape, including new market entrants or disintermediation; potential inability to anticipate and adopt new technology; potential errors, failures or bugs in our products; inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks; potential interruptions and failures in our systems or infrastructure; our ability to comply with governmental laws, rules, regulations, and other legal obligations, related to data privacy, protection and security; ability to comply with the variety of unsettled and developing U.S. and foreign laws on sports betting; dependence on jurisdictions with uncertain regulatory frameworks for our revenue; changes in the legal and regulatory status of real money gambling and betting legislation on us and our customers; our inability to maintain or obtain regulatory compliance in the jurisdictions in which we conduct our business; our ability to obtain, maintain, protect, enforce and defend our intellectual property rights; our ability to obtain and maintain sufficient data rights from major sports leagues, including exclusive rights; any material weaknesses identified in our internal control over financial reporting; inability to secure additional financing in a timely manner, or at all, to meet our long-term future capital needs; risks related to future acquisitions; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, and other documents filed with or furnished to the SEC, accessible on the SEC’s website at www.sec.gov and on our website at https://investors.sportradar.com. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. One should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SPORTRADAR GROUP AG

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Expressed in thousands of Euros)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Continuing operations
Revenue	201,037	178,835	625,035	523,900
Purchased services and licenses (excluding depreciation and amortization)	(45,260)	(47,536)	(138,245)	(127,612)
Internally-developed software cost capitalized	8,415	4,349	19,665	13,125
Personnel expenses	(75,359)	(68,278)	(237,223)	(184,974)
Other operating expenses	(22,817)	(20,296)	(65,000)	(60,975)
Depreciation and amortization	(38,184)	(31,760)	(137,947)	(133,332)
Impairment loss on trade receivables, contract assets and other financial assets	(626)	(1,173)	(4,527)	(1,807)
Remeasurement of previously held equity-accounted investee	-	-	-	7,698
Share of loss of equity-accounted investees	-	(1,167)	(3,699)	(1,264)
Loss on disposal of equity-accounted investee	-	-	(8,018)	-
Impairment loss on goodwill and intangible assets	(9,854)	-	(9,854)	-
Impairment loss on assets held for sale	(5,600)	-	(5,600)	-
Foreign currency gains (losses), net	1,187	11,003	(3,714)	39,858
Finance income	3,179	1,991	9,781	2,715
Finance costs	(5,554)	(11,312)	(17,672)	(29,446)
Net income before tax from continuing operations	10,564	14,656	22,982	47,886
Income tax expense	(5,949)	(1,906)	(11,524)	(4,112)
Profit for the period from continuing operations	4,615	12,750	11,458	43,774
Discontinued operations
Loss from discontinued operations	(495)	-	(451)	-
Profit for the period	4,120	12,750	11,007	43,774

Other Comprehensive Income (Loss)
Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit liability	1	-	(88)	1,451
Related deferred tax expense (benefit)	-	-	11	(210)
	1	-	(77)	1,241

Items that may be reclassified subsequently to profit or loss
Foreign currency translation adjustment attributable to the owners of the company	3,420	7,369	3,062	15,172
Foreign currency translation adjustment attributable to non-controlling interests	(25)	27	(17)	31
	3,395	7,396	3,045	15,203
Other comprehensive income for the period, net of tax	3,396	7,396	2,968	16,444
Total comprehensive income for the period	7,516	20,146	13,975	60,218

Profit (Loss) attributable to:
Owners of the Company	4,335	12,500	11,246	43,636
Non-controlling interests	(215)	250	(239)	138
	4,120	12,750	11,007	43,774
Total comprehensive income (loss) attributable to:
Owners of the Company	7,756	19,869	14,230	60,049
Non-controlling interests	(240)	277	(255)	169
	7,516	20,146	13,975	60,218

Profit and Profit from continuing operations per Class A share attributable to owners of the Company
Basic	0.02	0.04	0.04	0.15
Diluted	0.01	0.04	0.04	0.14
Profit and Profit from continuing operations per Class B share attributable to owners of the Company
Basic	0.00	0.00	0.00	0.01
Diluted	0.00	0.00	0.00	0.01

Weighted-average number of shares (in thousands)
Weighted-average number of Class A shares (basic)	207,600	206,876	207,283	206,570
Weighted-average number of Class A shares (diluted)	220,834	217,744	219,676	217,338
Weighted-average number of Class B shares (basic and diluted)	903,671	903,671	903,671	903,671

SPORTRADAR GROUP AG

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of Euros)

	September 30,	December 31,
Assets	2023	2022
Current assets
Cash and cash equivalents	289,701	243,757
Trade receivables	61,438	63,412
Contract assets	62,483	50,482
Other assets and prepayments	31,529	42,913
Income tax receivables	2,078	1,631
	447,229	402,195
Non-current assets
Property and equipment	44,010	37,887
Intangible assets and goodwill	828,285	843,632
Equity-accounted investee	-	33,888
Other financial assets and other non-current assets	47,916	44,445
Deferred tax assets	24,303	27,014
	944,514	986,866
Assets held for sale	1,415	-
Total assets	1,393,158	1,389,061
Current liabilities
Loans and borrowings	7,321	7,361
Trade payables	180,841	204,994
Other liabilities	51,682	65,268
Contract liabilities	35,505	23,172
Income tax liabilities	12,253	8,693
	287,602	309,488
Non-current liabilities
Loans and borrowings	19,834	15,484
Trade payables	258,877	269,917
Other non-current liabilities	7,079	10,695
Deferred tax liabilities	23,122	26,048
	308,912	322,144
Liabilities related to assets held for sale	28	-
Total liabilities	596,542	631,632

Ordinary shares	27,369	27,323
Treasury shares	(5,646)	(2,705)
Additional paid-in capital	601,128	590,191
Retained earnings	144,762	117,155
Other reserves	22,584	19,624
Reserves related to assets held for sale	439	-
Equity attributable to owners of the Company	790,636	751,588
Non-controlling interest	5,980	5,841
Total equity	796,616	757,429
Total liabilities and equity	1,393,158	1,389,061

SPORTRADAR GROUP AG

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of Euros)

	Nine Months Ended September 30,
	2023	2022
OPERATING ACTIVITIES:
Profit for the period from continuing operations	11,458	43,774
Loss for the period from discontinued operations	(451)	-
Profit for the period	11,007	43,774
Adjustments to reconcile profit for the year to net cash provided by operating activities:
Income tax expense	11,524	4,112
Interest income	(5,573)	(2,712)
Interest expense	15,861	29,400
Impairment losses on financial assets	202	158
Remeasurement of previously held equity-accounted investee	-	(7,698)
Other financial income (loss), net	(2)	43
Foreign currency loss (gain), net	3,714	(39,858)
Amortization of intangible assets	127,750	124,651
Depreciation of property and equipment	10,197	8,681
Equity-settled share-based payments	31,107	20,035
Share of loss of equity-accounted investees	3,699	1,264
Loss on disposal of equity-accounted investee	8,018	-
Impairment loss on goodwill and intangible assets	9,854	-
Impairment loss on assets held for sale	5,600	-
Other	(6,963)	1,728
Cash flow from operating activities before working capital changes, interest and income taxes	225,995	183,578
Increase in trade receivables, contract assets, other assets and prepayments	(1,212)	(20,144)
Increase in trade and other payables, contract and other liabilities	324	13,374
Changes in working capital	(888)	(6,770)
Interest paid	(15,009)	(26,632)
Interest received	5,566	2,706
Income taxes paid, net	(9,216)	(4,633)
Net cash from operating activities	206,448	148,249
INVESTING ACTIVITIES:
Acquisition of intangible assets	(145,085)	(117,283)
Acquisition of property and equipment	(5,638)	(5,806)
Acquisition of subsidiaries, net of cash acquired	(12,286)	(55,901)
Contribution to equity-accounted investee	-	(27,873)
Acquisition of financial asset	(3,716)	-
Proceeds from disposal of equity-accounted investee	15,172	-
Collection of loans receivable	41	122
Issuance of loans receivable	(650)	-
Collection of deposits	257	31
Payment of deposits	(600)	(160)
Net cash used in investing activities	(152,505)	(206,870)
FINANCING ACTIVITIES:
Payment of lease liabilities	(4,933)	(4,425)
Acquisition of non-controlling interests	-	(28,246)
Transaction costs related to borrowings	-	(1,100)
Principal payments on bank debt	(510)	(200,554)
Purchase of treasury shares	(7,101)	(661)
Change in bank overdrafts	17	98
Net cash used in financing activities	(12,527)	(234,888)
Net increase (decrease) increase in cash	41,416	(293,509)
Cash and cash equivalents as of January 1	243,757	742,773
Effects of movements in exchange rates	4,528	63,228
Cash and cash equivalents as of September 30	289,701	512,492

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial performance measure, which is profit for the period from continuing operations:

	Three Months Ended September 30,		Nine Months Ended September 30,
Adjusted EBTIDA reconciliation: in €'000	2023	2022	2023	2022
Profit for the period from continuing operations	4,615	12,750	11,458	43,774
Share based compensation	11,368	7,348	31,430	20,035
Litigation costs[1]	-	2,975	-	6,146
Professional fees for SOX and ERP implementations	100	946	404	3,485
One-time charitable donation for Ukrainian relief activities	-	-	-	147
Depreciation and amortization	38,184	31,760	137,947	133,332
Amortization of sport rights	(26,372)	(20,668)	(104,482)	(100,793)
Share of loss of equity-accounted investee[2]	-	1,167	3,699	1,167
Loss on disposal of equity-accounted investee	-	-	8,018	-
Impairment loss on goodwill and intangible assets	9,854	-	9,854	-
Impairment loss on assets held for sale	5,600	-	5,600	-
Impairment loss (gain) on other financial assets	-	(18)	202	158
Remeasurement of previously held equity-accounted investee	-	-	-	(7,698)
Foreign currency (gains) loss, net	(1,187)	(11,003)	3,714	(39,858)
Finance income	(3,179)	(1,991)	(9,781)	(2,715)
Finance costs	5,554	11,312	17,672	29,446
Income tax expense	5,949	1,906	11,524	4,112
Adjusted EBITDA	50,486	36,484	127,259	90,738

(1) Includes legal related costs in connection with a non-routine litigation.

(2) Related to equity-accounted investee SportTech AG.

The most directly comparable IFRS measure of Adjusted EBITDA margin is profit for the period from continuing operations as a percentage of revenue as disclosed below:

	Three Months Ended September 30,		Nine Months Ended September 30,
in €'000	2023	2022	2023	2022
Profit for the period from continuing operations	4,615	12,750	11,458	43,774
Revenue	201,037	178,835	625,035	523,900
Profit for the period from continuing operations as a percentage of revenue	2%	7%	2%	8%